LAUNCH



A LIVE-STREAMING, LIVE-MUSIC AND NIGHTLIFE SUBSCRIPTION SERVICE

MAY 2020

The music business doesn't work for most artists

- Many talented, independent artists quit because they can't make a living
- Fewer artists means less innovation
- Less innovation means more of the same kinds of music
- This leads to more desire of the same kinds of music by the public
- This leads to non-mainstream, unique artists making less money
- And the cycle repeats….

Combining all music businesses works

- All non-live revenue models are failing – so bring them together for economies of scale
- One community for artists, by artists
- A co-operative revenue share, every dollar in the door split with artists
- Artists perform, while Launch handles the non-artistic, business operations
- Creating abundance and innovation for everyone!

Launch has taken over all of your venues

—

- 50 performances in our first three months
- Booked first music festival in our third month
- 50 performances per month by month 8
- COVID – moved entire schedule to livestream
- 24-hr live stream > 100 artists in one show – month 9



Shows Per Month

This works because we are musicians

- A membership and sponsorship revenue model increases customer perceived value and revenue
- A revenue share co-op cost model keeps fixed costs to a bare minimum while distributing more money to artists
- Combining contracts, tech, scheduling, production, payments, marketing, promotion, and advertising massively reduces costs
- Having hundreds of artists means more variety and increase value for venues and consumers

Membership & Sponsors

- Launch Live (unlimited live streaming) - $15 per month
- All you can eat - $25 per month – Adds free entrance to all in person events
- VIP - $49 per month – Adds reservations + event perks / free drinks
- Platinum $99 per month – Adds VR and Augmented Reality to live events (2022) and provides included VR/AR gear
- Full live event sponsors 5-10K per event
- Big sponsors run a series of 5-10 events for 50k-100K
- Our GiveAJack series with Jack Daniels was a huge hit at the end of 2019 and delivered hundreds of millions of impressions

Future growth

- Our online live shows can't be stopped by COVID! We forecast 75K paid live-stream subscribers by December 2020
- There are 1000's of venues in NYC – we aim for multiple shows per night as soon as COVID restrictions lift
- Expand to the top 10 cities in the US in 2021
- Expand to the top 25 cities in the US in 2022
- Expand to Canada / Europe / Mexico in 2024
- Expand to South America / Australia / Japan 2023India / China / Africa 2025
- We won't stop until we make music work for every artist everywhere!

*These are forward-looking projections that cannot be guaranteed.

Founders







HESTER LI

COO & Classically
Trained Singer

BRIAN STOLLERY

CEO & Music Pro

WES POWELL

Master Company Builder

What's next

- $107K – Ops, production, livestream infrastructure and marketing

Use of funds

- 50K – Initial infrastructure and basic startup costs – May / June
- 57K – Accelerated marketing, operations and cost of sales June / Aug

THANK YOU!